INVESTMENT ADVISORY FEE WAIVER AGREEMENT

This INVESTMENT ADVISORY FEE WAIVER AGREEMENT (this “Agreement”), is made effective as of April 1, 2016, by and between Alpine Woods Capital Investors, LLC (the “Adviser”) and Alpine Equity Trust (the “Trust”), on behalf of Alpine International Real Estate Equity Fund and Alpine Emerging Markets Real Estate Fund (the “Funds”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is organized as a business trust under the laws of the Commonwealth of Massachusetts;

WHEREAS, the Adviser and the Trust are parties to an investment advisory agreement (the “Investment Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Funds in consideration of compensation (the “Advisory Fee”); and

WHEREAS, the Adviser has voluntarily determined to waive 0.05% of each Fund’s Advisory Fee (the “Fee Waiver”). The Trust, on behalf of the Funds, and the Adviser, therefore, have entered into this Agreement in order to effect the Fee Waiver for the Funds on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Contractual Fee Waiver.

(a) From April 1, 2016 to April 1, 2017, the Adviser shall waive 0.05% of each Fund’s Advisory Fee at an annualized rate.

(b) Nothing in this Agreement shall be construed as preventing the Adviser from contractually or voluntarily limiting, waiving or reimbursing other of the Funds’ expenses outside the contours of this Agreement.

2.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Limitation of Liability. The obligations and expenses incurred, contracted for or otherwise existing with respect to the Funds shall be enforced against the assets of the respective Fund. It is understood and expressly stipulated that neither the shareholders of each Fund nor the Trustees of the Trust shall be personally liable hereunder.

(c) Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act

(d) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

ALPINE WOODS CAPITAL INVETORS, LLC

By:	/s/ Samuel A. Lieber
Name: Samuel A. Lieber
Title: Chairman/CEO

Agreed to and accepted
as of the date first set forth above.

ALPINE EQUITY TRUST, on behalf of Alpine International Real Estate Equity Fund and Alpine Emerging Markets Real Estate Fund

By:	/s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

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